UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

Unit 29D, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(+86-21) 5075-2918

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT INDEX

Number	Description of Document

Exhibit 99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Director and Chief Executive Officer
Date: July 26, 2022

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